

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2015

Hill International, Inc.
John Fanelli III, Chief Financial Officer
One Commerce Square
2005 Market Street, 17th floor
Philadelphia, PA 19103

  Re: Hill International, Inc.
     Form 10-K
     Filed March 13, 2015
     Form 10-Q
     Filed August 5, 2015
     Definitive Proxy Statement
     Filed April 30, 2015
     File No. 1-33961

Dear Mr. Fanelli:

  We have reviewed your September 2, 2014, response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Note 4, Accounts Receivable, page 64

1. At December 31, 2012, the accounts receivable related to work performed prior to March 2011 under contracts in Libya amounted to approximately $60 million. As of that date, you had not received any payments in almost two years. In your letter to us dated September 25, 2012, you stated $31.6 million was in process for payment approval based on communications with ODAC and you expected payment in the fourth quarter. This payment was never received, providing significant negative evidence regarding collectability, as well as your ability to base further judgments on communications with ODAC. It remains unclear how you concluded a reserve was not appropriate.

  As discussed in ASC 310-10-35-7, the conditions under which receivables exist usually involve some degree of uncertainty about their collectability. However, as noted in ASC 310-10-35-19 and ASC 450-20-25-3, the criteria for subsequent measurement are not intended to be so rigid that they require virtual certainty before a loss is accrued. Given the guidance in ASC 310-35-10 that the condition in ASC 450-20-25-2(a) is met if it is probable "that the entity will be unable to collect all amounts due according to the contractual terms of the receivable," and the fact that you were unable to collect all amounts due, and the length of delay and shortfall in amount of payments was significant, it appears a loss was incurred under ASC 310-10-35.

Please amend your periodic reports to appropriately accrue a reasonable estimate of the amount of loss from uncollectible receivables as of December 31, 2012, with measurement subsequent to that date based on the facts and circumstances.

2. In your amended periodic reports, updated disclosures under Item 4 of your Forms 10-Q/A and Item 9 of your Forms 10-K/A should include the following, as appropriate:
   - a discussion of the restatement and the facts and circumstances surrounding it,
   - how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of disclosure controls and procedures and internal controls over financial reporting,
   - changes to internal controls over financial reporting, and
   - anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
   Refer to Items 307 and 308 of Regulation S-K. Please also file revised certifications that meet the requirements of Item 601(b)(31) of Regulation S-K.

3. Please provide us supplementally with an analysis of the components of the outstanding accounts receivable balance of approximately $60 million at December 31, 2012, broken out by contract and period, including:
   - Contract the work was performed under (e.g. Tripoli University, 27 Universities, 25 Universities),
   - Month and year the work was performed,
   - Current status of the project, including your knowledge of the current state and condition of the buildings and properties.

4. Please identify the specific components in the analysis above that were included in the payments of approximately $3 million and $6 million in October 2013 and February 2014. Tell us whether they represented specific invoices and whether the form of these payments was in compliance with the contractual arrangements in terms of timeliness, currency and withdrawal of local taxes.

5. Please provide us with a discussion of the treatment of the Libyan project receivables in the debt covenants negotiated with SocGen. Explain why the receivables have been excluded from various calculations of borrowing base and covenants, as applicable.

6. We note from your response to comment 5 of our letter dated August 7, 2015, that you currently maintain open contracts for ODAC. Please describe to us in detail these open

contracts. In this regard, describe the work being performed under the open contracts, the collection history related to that work, and whether you recognize revenue for the work performed.

<u>Note 17 – Business Segment Information, page 87</u>

7. On page 87 you disclose that your business segments reflect how your executive management makes resource decisions and assesses its performance. You state that you base these decisions on the type of services provided (Project Management and Construction Claims) and secondarily by their geography (U.S./Canada, Latin America, Europe, the Middle East, Africa and Asia/Pacific).

   So that we may better understand the decision making process please address the following related to your segments:
   - Tell us the title and describe the role of the CODM and each of the individuals who report to the CODM.
   - Tell us how often the CODM meets with his/her direct reports, the financial information the CODM reviews to prepare for those meetings, the financial information discussed in those meetings, and who else attends those meetings.
   - Describe the basis for determining the compensation for each of the individuals that report to the CODM.
   - Please describe the information regularly provided to the CODM and Board of Directors and how frequently it is prepared.
   - Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.
   - On page 21 of the Definitive Proxy Statement Filed April 30, 2015, we note that you have Regional Vice Presidents as principal executive officers. So that we may better understand the management structure, please identify and describe the role of each of your segment managers.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence Al Pavot, Staff Accountant, at (202) 551- 3738 or, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or, in his absence Jay Ingram, Legal Branch Chief, at (202) 551-3397 with legal related questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief